Filed Pursuant to Rule 424(b)(3)
Registration No. 333-189891

COLE CREDIT PROPERTY TRUST V, INC.
SUPPLEMENT NO. 9 DATED AUGUST 5, 2014
TO THE PROSPECTUS DATED MARCH 17, 2014
This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust V, Inc. dated March 17, 2014, Supplement No. 1 dated March 18, 2014, Supplement No. 2 dated March 19, 2014, Supplement No. 3 dated April 1, 2014, Supplement No. 4 dated May 1, 2014, Supplement No. 5 dated May 16, 2014, Supplement No. 6 dated June 2, 2014, Supplement No. 7 dated June 26, 2014 and Supplement No. 8 dated July 3, 2014. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust V, Inc.;
(2)	recent real property investments; and
(3)	potential real property investments.
Status of Our Public Offering
The registration statement for our initial public offering of $2,975,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission on March 17, 2014. We are offering up to 100,000,000 shares in our primary offering and up to 20,000,000 shares pursuant to our distribution reinvestment plan, subject to our ability to reallocate shares between our primary offering and our distribution reinvestment plan. During the month of July 2014, we accepted investors’ subscriptions for, and issued, a total of approximately 665,000 shares of our common stock in the offering, resulting in gross proceeds to us of approximately $16.6 million, consisting of approximately 663,000 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $16.5 million, and approximately 2,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $37,000. As of July 31, 2014, we had accepted investors’ subscriptions for, and issued, a total of approximately 1.6 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $39.8 million (including shares issued pursuant to our distribution reinvestment plan). We have special escrow provisions for residents of Pennsylvania which have not been satisfied as of July 31, 2014 and, therefore, we have not accepted subscriptions from residents of Pennsylvania.
We will offer shares of our common stock pursuant to the offering until March 17, 2016, unless our board of directors terminates the offering at an earlier date or all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by March 17, 2016, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” on page 15 of the prospectus, as supplemented to date, and the section captioned “Investment Objectives and Policies — Real Property Investments” that immediately follows the section of our prospectus captioned “Investment Objectives and Policies — Change in Investment Policies” on page 122 of the prospectus, as supplemented to date.
Description of Real Estate Investments
As of July 31, 2014, we, through separate wholly-owned limited liability companies of ours and our operating partnership, owned seven properties located in six states, consisting of approximately 144,000 gross rentable square feet of commercial space. The properties generally were acquired through the use of proceeds from our initial public offering and borrowings from our revolving credit facility and related party line of credit. We did not acquire any properties between July 1, 2014 through July 31, 2014.

Potential Real Property Investments
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” on page 15 of the prospectus, as supplemented to date, and the section captioned “Real Property Investments” that immediately follows the section of our prospectus captioned “Investment Objectives and Policies — Change in Investment Policies” on page 122 of the prospectus, as supplemented to date.
Our advisor has identified certain properties as potential suitable investments for us. The acquisition of each such property is subject to a number of conditions. A significant condition to acquiring any one of these properties is our ability to raise sufficient proceeds in this offering to pay all or a portion of the purchase price, including any expenses or closing costs in connection with closing the acquisitions. An additional condition to acquiring these properties may be securing debt financing to pay the balance of the purchase price. Such financing may not be available on acceptable terms or at all.
Other properties may be identified in the future that we may acquire prior to or instead of these properties. Due to the considerable conditions that must be satisfied in order to acquire these properties, we cannot make any assurances that the closing of these acquisitions is probable. The properties currently identified are listed below.

Property Description	Expected Acquisition Date	Anticipated Approximate Purchase Price (1)	Anticipated Approximate Fees and Expenses to be Paid to Sponsor (2)
Mattress Firm — Draper, UT (3)	August 2014	$2,387,000	$59,675
Family Dollar — Morgan, UT (3)	August 2014	1,275,000	31,875
Family Dollar — Salina, UT (3)	August 2014	1,400,001	35,000
Stop & Shop — North Kingston, RI	August 2014	2,628,573	65,714
Walgreens — Edmond, OK	August 2014	4,641,910	116,048
Advanced Auto — Hobbs, NM	August 2014	1,407,565	35,189
		$13,740,049	$343,501

(1)	Anticipated approximate purchase price does not include acquisition related expenses.

(2)
Anticipated approximate fees and expenses to be paid to sponsor upon closing represent amounts that would be payable to an affiliate of our advisor for acquisition fees and expenses in connection with the respective property acquisition. For more detailed information on fees and expenses paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 89 of the prospectus.

(3) This potential property was previously disclosed in Supplement No. 7 dated June 26, 2014.
The aforementioned potential property acquisitions are generally expected to be subject to long-term triple or double net leases, pursuant to which a tenant is generally required to pay substantially all operating expenses in addition to base rent. Details regarding the tenants, rentable square feet and physical occupancy of each of the aforementioned potential properties are presented in the table below.

Property Description	Number of Tenants	Tenant	Rentable Square Feet	Physical Occupancy
Mattress Firm — Draper, UT	1	Mattress Firm, Inc.	4,995	100%
Family Dollar — Morgan, UT	1	Family Dollar, Inc.	8,000	100%
Family Dollar — Salina, UT	1	Family Dollar, Inc.	8,320	100%
Stop & Shop — North Kingston, RI	1	The Stop & Shop Supermarket Company LLC	1,463	100%
Walgreens — Edmond, OK	1	Walgreen Co.	14,722	100%
Advanced Auto — Hobbs, NM	1	Advanced Stores Company, Incorporated	6,895	100%
			44,395

The table below provides leasing information for the tenants at each of the aforementioned potential properties.

Property Description	Tenant	Renewal Options (1)	Effective Annual Base Rent (2)	Effective Base Rent per Square Foot (2)	Lease Term (3)
Mattress Firm — Draper, UT	Mattress Firm, Inc.	2/5 yr.	$189,810	$38.00	8/15/2014	–	6/30/2019
			$208,791	$41.80	7/1/2019	–	6/30/2025
Family Dollar — Morgan, UT	Family Dollar, Inc.	6/5 yr.	$102,000	$12.75	8/15/2014	–	3/31/2023
Family Dollar — Salina, UT	Family Dollar, Inc.	6/5 yr.	$112,000	$13.46	8/15/2014	–	5/31/2024
Stop & Shop — North Kingston, RI	The Stop & Shop Supermarket Company LLC	6/5 yr.	$184,000	$125.77	8/15/2014	–	1/31/2019
			$199,000	$136.02	2/1/2019	–	1/31/2024
			$219,000	$149.69	2/1/2024	–	1/31/2029
Walgreens — Edmond, OK	Walgreen Co.	(4)	$280,000	$19.02	8/18/2014	–	7/31/2032
Advanced Auto — Hobbs, NM	Advanced Stores Company, Incorporated	4/5 yr.	$98,525	$14.29	8/18/2014	–	6/30/2029

(1)	Represents the number of renewal options and the term of each option.

(2)	Effective annual base rent and effective base rent per square foot include adjustments for rent concessions or abatements, if any.

(3)
Represents lease term beginning with the anticipated purchase date through the end of the non-cancelable lease term, assuming no renewals are exercised. In general, we intend for our properties to be subject to long-term triple or double net leases that require the tenants to pay substantially all operating expenses in addition to base rent.

(4)
Lease continues for 50 years following the end of the non-cancelable portion of the lease term, provided that the tenant has the right to terminate the lease as of the last day of any month during such 50-year period upon 12-months prior notice.

We expect to purchase the foregoing properties with proceeds from the offering and available debt proceeds from the Credit Facility. Following their acquisition, we may use the properties as collateral in future financings.

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